UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  November 18, 2014

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____           Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: November 18, 2014	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: November 18, 2014
14-26-TR

Province Approves Elk Valley Water Quality Plan

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that the British Columbia Ministry of Environment  has approved the Elk Valley Water Quality Plan (“the Plan”), an area based plan to address the management of selenium and other substances released by mining activities throughout the Elk Valley watershed.

Development of the Plan was informed by scientific advice received from a Technical Advisory Committee chaired by the British Columbia Ministry of Environment, which included representatives from Teck, the Ktunaxa Nation, US Environmental Protection Agency, the State of Montana, Environment Canada and other agencies and an independent scientist. Public input was received through three phases of consultation conducted in Elk Valley communities.

The Plan establishes short, medium and long-term water quality targets which are protective of the environment and human health for selenium, nitrate, sulphate and cadmium, as well as a plan to manage calcite formation. The approved Plan is a public policy document that will guide future regulatory decision making regarding water quality and mining in the Elk Valley.

Teck will implement aquatic monitoring, water quality testing and various water quality management measures in order to achieve the target levels in the Plan. This work is expected to include construction of water diversions and water treatment facilities at a number of our Elk Valley Operations, including:

•	A water treatment facility at Line Creek Operations, currently undergoing commissioning, with expected full operation in early 2015

•	A water treatment facility at Fording River Operations, planned for 2018

•	It is anticipated a water treatment facility will be necessary at Elkview Operations following the Fording River facility

Previous estimates contemplated total capital spending of approximately $600 million over a five-year period on the installation of water diversions and water treatment facilities, including the $120 million already invested to build the facility at Line Creek Operations. Teck is reviewing its estimate of the capital and operating costs based on the approved plan and intends to provide an update in its year end results. Based on work conducted to date, it is expected that the revised cost estimate will not vary materially from those previously disclosed.

More information, including the full Plan, is available at www.teck.com/elkvalley.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements include management’s expectations with respect to the construction of water treatment facilities and the timing of construction, expectation with respect to the revised costs estimates and other activities relating to the Plan. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to be materially different from any future result expressed or implied by the forward-looking statements.

The forward-looking statements in this news release are based on certain assumptions.  The expectation that revised cost estimates will not vary materially from those previously disclosed assume the application of biological treatment technology, which is installed at the water treatment plant at Line Creek Operations. Timing of construction of other water facilities is based on an assumption that the commissioning of the Line Creek facility will be completed on schedule. Factors that may cause actual results to vary include, but are not limited to, unanticipated difficulties in implementing the Plan, including difficulties in construction of water treatment facilities, treatment technologies may prove less effective or more expensive than anticipated and there may be unanticipated developments in the environment as a result of our operations. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com